EXHIBIT 21.1
NEUROCRINE BIOSCIENCES INC. SUBSIDIARIES

NAME OF SUBSIDIARY	STATE OF INCORPORATION

Neurocrine Commercial Operations, Inc.
(renamed Neurocrine Continental, Inc. effective 1/1/06)	Delaware
Neurocrine HQ, Inc.	Delaware
Neurocrine International LLC	Delaware
Science Park Center LLC	California